FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                         Securities Exchange Act of 1934

                          For the month of October 2002

                               ABBEY NATIONAL plc
                 (Translation of registrant's name into English)

                            Abbey House, Baker Street
                             London NW1 6XL, England
                    (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F ....X.... Form 40-F ........

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes ....... No ...X....

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FOR IMMEDIATE RELEASE                                         18th October, 2002


                               ABBEY NATIONAL PLC


Abbey National notes the announcement made earlier today by Bank of Ireland stating its intention not to proceed with its proposal. As stated in our announcement of 8th October, 2002, the Board of Abbey National carefully considered the proposal and determined that it was not in the best interests of shareholders. Accordingly, Abbey National welcomes the announcement by Bank of Ireland and, with its new Group Chief Executive, Luqman Arnold, will now return its full focus to the restructuring of its business to deliver shareholder value.



Enquiries to:

Thomas Coops
Director of Corporate Affairs
Abbey National
020 7756 5536

Christina Mills
Head of Media Relations
Abbey National
020 7756 4212

Jon Burgess
Head of Investor Relations
Abbey National
020 7756 4182


The Directors of Abbey National plc are the persons responsible for the information contained in this document. To the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information. The Directors of Abbey National plc accept such responsibility accordingly.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            ABBEY NATIONAL plc



Date: 18 Oct 2002                           By /s/ Jonathan Burgess
                                               ------------------------------
                                               Jonathan Burgess
                                               Head of Investor Relations